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EXHIBIT 7.1

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

STATEMENT RE COMPUTATION OF RATIOS

(In millions of euro)	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
Adjusted EBITDA
Profit attributable to shareholders of the Group	€423.2	€399.2	€227.6	€472.3	€333.7
Profit attributable to minority interests	11.7	22.4	12.3	14.5	7.5
Tax	136.9	142.5	106.4	128.4	89.9
Share of results of equity investments	(2.5)	1.9	(0.1)	1.6	(0.4)
Finance income	(7.4)	(9.4)	(16.9)	(11.7)	(11.0)
Finance costs	83.1	82.2	125.3	97.5	87.4
Operating profit	645.0	638.8	454.6	702.6	507.1
Add: Depreciation of property, plant and equipment	387.8	360.7	365.4	354.0	329.1
Add: Amortization of and adjustments to intangible assets	7.1	6.9	4.9	4.2	10.2
Add: Impairment of property, plant and equipment	—	—	—	—	24.5
Add: Impairment of intangible assets	—	—	189.0	—	—
Add: Stock option compensation	6.7	6.4	9.3	5.8	4.0
Add: Non-recurring items	—	6.5	15.8	—	—
Adjusted EBITDA	€1,046.6	€1,019.3	€1,039.0	€1,066.6	€874.9

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

RETURN ON INVESTED CAPITAL

(In millions of euro, except percentages)	December 31, 2010	December 31, 2009	December 31, 2008
Tax Shield:
Finance costs	€(83.1)	€(82.2)	€(125.3)
Greek statutory tax rate	24.0%	25.0%	25.0%

	(19.9)	(20.6)	(31.3)
Amended Income Statement
Operating profit	645.0	638.8	454.6
Add: Share of results of equity investments	2.5	(1.9)	0.1
Less: Tax	(136.9)	(142.5)	(106.4)
Less: Tax shield	(19.9)	(20.6)	(31.3)

	490.7	473.8	317.0
Capital Employed
Cash and cash equivalents	(326.1)	(232.0)	(724.6)
Short-term borrowings, less finance lease obligations and current portion of long-term borrowings	181.3	236.0	448.2
Current portion of long-term borrowings	305.0	1.1	391.6
Current finance lease obligations	48.8	69.9	81.5
Long-term borrowings, less current portion	1,561.2	2,010.3	1,761.3
Long-term finance lease obligations	95.2	90.3	132.0

Net debt	1,865.4	2,175.6	2,090.0
Shareholders' equity	2,986.1	2,493.2	2,840.7

Capital employed	€4,851.5	€4,668.8	€4,930.7
Return on Invested Capital (ROIC)	10.1%	10.1%	6.4%

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

RATIO OF EARNINGS TO FIXED CHARGES

(In millions of euro, except ratios)	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
Earnings
Profit before tax	€571.8	€564.1	€346.3	€615.2	€431.1
Add: fixed charges	118.6	115.9	158.2	128.5	109.3
Less: interest capitalized	(1.4)	(4.3)	(6.4)	(5.3)	(4.1)

Total earnings	689.0	675.7	498.1	738.4	536.3

Fixed charges
Finance costs	11.1	4.8	4.7	1.1	2.8
Interest on bank loans and overdrafts	66.3	66.4	105.3	91.8	81.1
Interest on other loans	0.6	0.7	0.4	0.4	1.2
Interest on finance leases	6.1	10.8	14.7	10.4	6.6
Rental expense on operating leases*	34.5	33.2	33.1	24.8	17.6

Total fixed charges	€118.6	€115.9	€158.2	€128.5	€109.3

Ratio of Earnings to Fixed Charges	5.8	5.8	3.1	5.7	4.9

*
Rental expense on operating leases has been determined as the 1/3 of rental expense for each year, which we consider to be a reasonable approximation of the interest factor.

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  EXHIBIT 7.1
COCA-COLA HELLENIC BOTTLING COMPANY S.A. STATEMENT RE COMPUTATION OF RATIOS
COCA-COLA HELLENIC BOTTLING COMPANY S.A. RETURN ON INVESTED CAPITAL
COCA-COLA HELLENIC BOTTLING COMPANY S.A. RATIO OF EARNINGS TO FIXED CHARGES